                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                                 AMRESCO, INC.
             (Exact name of registrant as specified in its charter)



              DELAWARE                                    59-1781257
(State of incorporation or organization)       (IRS Employer Identification No.)


                             700 NORTH PEARL STREET
                               SUITE 2400, LB 342
                            DALLAS, TEXAS 75201-7424
          (Address of principal executive offices, including Zip Code)


         If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [X]

         If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class              Name of each exchange on which
       to be so registered:             each class is to be registered:
    SENIOR SUBORDINATED NOTES,              NEW YORK STOCK EXCHANGE
     SERIES 1997-A DUE 2004

       Securities to be registered pursuant to Section 12(g) of the Act:
                                      NONE

ITEM 1.           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         Reference is made to the information set forth (i) under the caption entitled "Description of the Notes" in the Prospectus Supplement to be filed by amendment pursuant to Rule 424(b) promulgated under the Securities Act of 1933 and (ii) under the caption entitled "Description of Securities -- Debt Securities" in the Prospectus, filed by AMRESCO, INC. (the "Company") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to the Company's Registration Statement on Form S-3, as amended (File No. 333-6031), which is incorporated herein by reference.


ITEM 2.           EXHIBITS.

         I. Part I of the Instructions as to Exhibits on Form 8-A is not applicable to this filing.

         II. In accordance with Part II to the Instructions as to Exhibits on Form 8-A, no documents will be filed with, or incorporated by reference in, this Registration Statement. Copies of certain documents will, however, be filed with each copy of the Registration Statement filed with the New York Stock Exchange.

                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                           AMRESCO, INC.



Date: February 25, 1997                     By: /s/ L. KEITH BLACKWELL
                                                -------------------------------
                                                L. Keith Blackwell
                                                Vice President, General Counsel
                                                and Secretary





                                     - 3 -